UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

MICROFINANCIAL INCORPORATED

(Names of Subject Company (Issuer))

MF MERGER SUB CORP.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

MF PARENT LP

(Name of Filing Persons (Parent of Offeror))

MF INVESTOR GP LLC

FORTRESS CREDIT ADVISORS LLC

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

595072109

(CUSIP Number of Class of Securities)

MF Merger Sub Corp.

c/o Fortress Investment Group

1345 Avenue of the Americas

46th Floor

New York, New York 10105

Attention:  Constantine M. Dakolias

Telephone:  (212) 798-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David E. Zeltner

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, New York 10005

Telephone:  (212) 530-5000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$151,880,649.76	$17,649

*                 Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 14,470,442 shares of common stock, par value $0.01 per share (the “Shares”), of MicroFinancial Corporation (“MicroFinancial”) outstanding multiplied by the offer price of $10.20 per share, (ii) 115,011 Shares subject to outstanding restricted stock units, which reflects the maximum number of restricted stock units that may be outstanding at the time the offer is completed, multiplied by the offer price of $10.20 per share, (iii) 433,028 Shares issuable pursuant to outstanding options multiplied by the offer price of $10.20 per share less the weighted average exercise price for such options of $3.723 per share and (iv) 14,606 Shares (including Shares issuable pursuant to restricted stock units) to be issued to directors and certain members of management of MicroFinancial following January 12, 2015, multiplied by the offer price of $10.20 per share. The calculation of the filing fee is based on information provided by MicroFinancial as of January 12, 2015 (with respect to the number of Shares of common stock, restricted stock units and options) and September 30, 2014 (with respect to the exercise price of such options).

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,649	Filing Party:	MF Merger Sub Corp.
Form or Registration No.:	Schedule TO	Date Filed:	December 19, 2014

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by MF Merger Sub Corp., a Massachusetts corporation (the “Offeror”), MF Parent LP, a Delaware limited partnership (“Parent”), MF Investor GP LLC, a Delaware limited liability company and Fortress Credit Advisors LLC, a Delaware limited liability company and an affiliate of Fortress Investment Group LLC, a Delaware limited liability company (“FIG”), with the Securities and Exchange Commission on December 19, 2014 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by the Offeror for all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock” or the “Shares”) of MicroFinancial Incorporated (the “Company”) at a price of $10.20 per share net to the seller in cash without interest and less any applicable withholding taxes upon the terms and conditions set forth in the offer to purchase dated December 19, 2014 (the “Offer to Purchase”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”) which, together with any amendments or supplements, collectively constitute the “Offer.”

The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 2 and 11 as reflected below.

ITEM 2.                        SUBJECT COMPANY INFORMATION.

The disclosure set forth in Item 2 under the heading Securities is hereby amended and restated in its entirety as follows:  “This Schedule TO relates to the Offer by the Offeror to purchase all issued and outstanding Shares.  As of January 12, 2015, based on information provided by the Company, there were 14,470,442 Shares issued and outstanding.  The information set forth in the Offer to Purchase under the caption “Introduction” is incorporated herein by reference.”

ITEM 11.                 ADDITIONAL INFORMATION.

The disclosure set forth in the paragraph under the question “How many Shares are you offering to purchase in the Offer?” in the Offer to Purchase under the heading Summary Term Sheet is hereby amended and restated in its entirety as follows: “We are seeking to purchase all of the outstanding Shares of the Company.  As of January 12, 2015, based on information provided by the Company, there were 14,470,442 Shares issued and outstanding.  See the “Introduction,” Section 1—“Terms of the Offer” and Section 11—“The Merger Agreement and Other Agreements” of this Offer to Purchase.”

The disclosure set forth in the Offer to Purchase under the heading Summary Term Sheet is hereby amended by deleting and replacing in its entirety the references to “12,731,894 Shares” and “88.2%” in the final sentence of the first paragraph under the question “What is the Top-Up Option and when could it be exercised?” with “11,813,780 Shares” and “81.6%” respectively.

The disclosure set forth in the second sentence of the first paragraph under the question “Have any shareholders of the Company already agreed to tender their Shares into the Offer or to otherwise support the Offer?” in the Offer to Purchase under the heading Summary Term Sheet is hereby amended and restated in its entirety as follows: “Such shareholders beneficially own 5,036,167 Shares that are eligible to be tendered into the Offer, which represent, in the aggregate, approximately 34.8% of the Shares as of January 12, 2015.”

The disclosure set forth in the fifth paragraph under the heading “Introduction” in the Offer to Purchase is hereby amended and restated in its entirety as follows:  “Under the Merger Agreement, the Company has granted the Offeror the Top-Up Option, which the Offeror may exercise in certain circumstances following the consummation of the Offer to purchase additional Shares of newly issued Common Stock, such that following such purchase the Offeror and its affiliates would own one Share more than 90% of the total Shares that would be outstanding immediately after such issuance.  If the Offeror acquires a number of Shares in the Offer (including pursuant to the Top-Up Option) which, when added to the Shares, if any, owned by Parent and its controlled subsidiaries and the Contribution Shares, would represent at least 90% of the then issued and outstanding Shares, the Offeror may consummate the Merger under the MBCA without a shareholders meeting and without action by the Company’s shareholders.  Based on the Company’s representations in the Merger Agreement relating to capitalization and information provided by the Company regarding subsequent issuances permitted pursuant to the Merger Agreement, there will be 9,509,432 Shares available for the Top-Up Option and, therefore, we must acquire at least 11,813,780 Shares or approximately 81.6% of the number of Shares outstanding in order for there to be sufficient authorized but unissued Shares for us to exercise the Top-Up Option and acquire one Share more than 90% of the number of Shares then outstanding.  See Section 11—“The Merger Agreement and Other Agreements” and Section 12—“Purpose of the Offer; Plans for the Company” of this Offer to Purchase.”

The disclosure set forth in the first sentence of the paragraph under the heading “Capitalization” in Section 7 — “Certain Information Concerning the Company” of the Offer to Purchase is hereby amended and restated in its entirety as follows: “The Company has advised Parent and the Offeror that, as of January 12, 2015, (a) 14,470,442 Shares were issued and outstanding, (b) no Shares or shares of the Company’s preferred stock, par value $0.01 per share (the “Preferred Stock”) were held by the Company in its treasury, (c) 456,859 Shares were reserved for future issuance under the Company Stock Plan, (d) 433,028 Shares were reserved for issuance upon exercise of outstanding options to purchase Shares issued under the Company Stock Plan (the “Stock Options”), (e) 115,011 Shares were reserved for issuance upon settlement of outstanding awards of restricted stock units for Shares issued under the Company Stock Plan (“Restricted Stock Units”) and (f) no shares of the Preferred Stock were issued or outstanding.”

The disclosure set forth in the first sentence of the paragraph under the heading “Intent to Tender” in Section 7 — “Certain Information Concerning the Company” of the Offer to Purchase is hereby amended and restated in its entirety as follows: “Certain members of the Company Board, as owners of Shares, entered into the Tender and Support Agreement that, among other things, obligates them to tender all their Shares, which in the aggregate equals 5,036,167 Shares, or 34.8% of the Company’s outstanding Shares as of January 12, 2015, in the Offer not later than the fifth (5th) business day after the commencement of the Offer.”

The disclosure set forth in the first paragraph under the heading “The Top-Up Option” in Section 11 — “The Merger Agreement and Other Agreements” of the Offer to Purchase is hereby amended and restated in its entirety as follows: “Under the Merger Agreement, the Company has granted the Offeror the Top-Up Option, which the Offeror may exercise in certain circumstances following the consummation of the Offer to purchase additional Shares of newly issued Common Stock, such that following such purchase the Offeror and its affiliates would own one Share more than 90% of the total Shares that would be outstanding immediately after such issuance.  If the Offeror acquires a number of Shares in the Offer (including pursuant to the Top-Up Option) which, when added to the Shares, if any, owned by Parent and its controlled subsidiaries and the Contribution Shares, would represent at least 90% of the then issued and outstanding Shares, the Offeror may consummate the Merger under the MBCA without a shareholders meeting and without action by the Company’s shareholders.  Based on the Company’s representations in the Merger Agreement relating to capitalization and information provided by the Company regarding subsequent issuances permitted pursuant to the Merger Agreement, there will be 9,509,432 Shares available for the Top-Up Option and, therefore, we must acquire at least 11,813,780 Shares or approximately 81.6% of the number of Shares outstanding in order for there to be sufficient authorized but unissued Shares for us to exercise the Top-Up Option and acquire one Share more than 90% of the number of Shares then outstanding.”

The disclosure set forth in the first paragraph under the heading “Tender and Support Agreement” in Section 11 — “The Merger Agreement and Other Agreements” of the Offer to Purchase is hereby amended and restated in its entirety as follows: “Certain members of the Company Board, as owners of 5,036,167 Shares in the aggregate, entered into the Tender and Support Agreement that, among other things (i) restricts the transfer of their Shares, (ii) obligates them to vote their Shares against approval of any proposal made in opposition to, or in competition with, the consummation of the Offer, the Merger or the Transactions and (iii) obligates them to tender all their Shares in the Offer not later than the fifth (5th) business day after the commencement of the Offer.”

The disclosure set forth in the second paragraph under the heading “Tender and Support Agreement” in Section 11 — “The Merger Agreement and Other Agreements” of the Offer to Purchase is hereby amended and restated in its entirety as follows: “Based on the number of Shares outstanding as of January 12, 2015, the number of Shares owned by the shareholders that entered into the Tender and Support Agreement and eligible to be tendered in the Offer represent approximately 34.8% of the Company’s issued and outstanding Common Stock.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2015

MF Merger Sub Corp.

By:	/s/ David E. King
Name: David E. King
Title: Director

MF Parent LP

By:	MF Investor GP LLC

By:	/s/ David E. King
Name: David E. King
Title: Director

MF Investor GP LLC

By:	/s/ David E. King
Name: David E. King
Title: Director

Fortress Credit Advisors LLC

By:	/s/ Constantine M. Dakolias
Name: Constantine M. Dakolias
Title: President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 19, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued by the Company on December 15, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(a)(1)(G)	Summary Advertisement to be published in the New York Times and dated December 19, 2014.*

(a)(1)(H)	Press Release issued by the Company on January 2, 2015 regarding the declaration of the quarterly cash dividend.*

(a)(5)(A)	Complaint filed by Michael Zumbluskas, on behalf of himself and others similarly situated, on December 23, 2014, in the Superior Court of Suffolk County, Massachusetts.*

(a)(5)(B)	Complaint filed by Andrew James Dehn, on behalf of himself and others similarly situated, on December 24, 2014, in the Superior Court of Suffolk County, Massachusetts.*

(a)(5)(C)	Memorandum of Understanding dated as of January 8, 2015 (incorporated by reference to Exhibit (a)(13) to the Schedule 14D-9/A filed by MicroFinancial Incorporated on January 9, 2015).*

(b)(1)	Bridge Loan Agreement, dated as of December 13, 2014, by and between Santander Bank, N.A., as Lender, and MF Merger Sub Corp., as Borrower.*

(b)(2)

Credit Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., as Agent, the Lenders party thereto, MF2 Holdings LLC and TimePayment Corp. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).*

(b)(3)

Third Amended and Restated Credit Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., as Agent, the Lenders party thereto, MF2 Holdings LLC and TimePayment Corp. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).*

(b)(4)

Escrow Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., MF2 Holdings LLC, TimePayment Corp. and BNY Mellon, N.A. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).*

(d)(1)

Agreement and Plan of Merger, dated as of December 13, 2014, by and among MF Merger Sub Corp., MF Parent LP and MicroFinancial Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(d)(2)

Commitment Letter, dated as of December 13, 2014, delivered by Fortress Credit Opportunities Fund III (A) LP, Fortress Credit Opportunities Fund III (B) LP, Fortress Credit Opportunities Fund III (C) L.P., Fortress Credit Opportunities Fund III (D) L.P. and Fortress Credit Opportunities Fund III (E) LP to MF Parent LP.*

(d)(3)	Tender and Support Agreement, dated as of December 13, 2014, by and among MF Parent LP, MF Merger Sub Corp., Torrence C. Harder, Torrence C. Harder Revocable Trust of 2006, Ashley

J. Harder 2000 Irrevocable Trust, Lauren E. Harder 2001 Irrevocable Trust, Entrepreneurial Ventures, Inc., Harder Family 2011 LLC, Brian E. Boyle, Peter R. Bleyleben, Peter R Bleyleben Revocable Trust, Fritz von Mering and Alan Zakon.*

(d)(4)	Contribution, Non-Tender and Support Agreement, dated as of December 13, 2014, by and among MF Parent LP, Richard F. Latour, James R. Jackson, Jr. and Steven J. LaCreta.*

(d)(5)

Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and Richard F. Latour, dated December 13, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(d)(6)

Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and James R. Jackson, Jr., dated December 13, 2014 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(d)(7)

Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and Steven J. LaCreta, dated December 13, 2014 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).*

(d)(8)	Letter Agreement between MicroFinancial Incorporated and Fortress Investment Group LLC, dated July 25, 2014.*

(g)	None.

(h)	None.

*  Previously filed.